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                              April 26, 2023

       Kevin Berryman
       Chief Financial Officer
       JACOBS SOLUTIONS INC.
       1999 Bryan Street Suite 1200
       Dallas, Texas 75201

                                                        Re: JACOBS SOLUTIONS
INC.
                                                            Form 10-K for the
year ended September 30, 2022
                                                            Filed on November
21, 2022
                                                            Form 8-K filed on
February 7, 2023
                                                            File No. 001-07463

       Dear Kevin Berryman:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended September 30, 2022

       2. Significant Accounting Policies
       Redeemable Noncontrolling Interests, page F-16

   1. We note that in connection with the PA Consulting Investment, the Company recorded redeemable
noncontrolling interests and that the interest holders of such noncontrolling interests have certain
option rights to put the preferred and common share interests back to the Company at a value
based on the fair value of PA Consulting (the redemption values).
                                                        It appears that the
Company also has an option to call the interests for certain individual shareholders in certain
circumstances. We further note that the Company has deemed
                                                        these interests
probable of becoming redeemable in the future and requiring their measurement at the
greater of (i) the redemption amount that would be paid if settlement occurred at the balance
sheet date, or (ii) the historical value resulting from the original acquisition date fair
value plus the impact of any earnings or loss attribution amounts,
 Kevin Berryman
FirstName   LastNameKevin
JACOBS SOLUTIONS       INC.Berryman
Comapany
April       NameJACOBS SOLUTIONS INC.
       26, 2023
April 226, 2023 Page 2
Page
FirstName LastName
         including dividends. In order to better understand the Company's accounting, please tell us how the Company considered and applied the guidance in ASC 480-10, specifically the guidance through ASC 480-10-55-53 through ASC 480-10-55-62 and the guidance in
         ASC 480-10-S99 to its facts and circumstances.
3. Revenue Accounting for Contracts, page F-18

2. We note that 52% of your $15 billion remaining performance obligations will be recognized in within the next 12 months and the remaining 48% thereafter. Considering the long term nature of your contracts, please tell us in what periods you expect to recognize the remaining 48% "thereafter" and how your current disclosures reflect the appropriate time bands for your arrangements. In that regard, please tell us how you considered disclosure around revenue expected to be recognized within 1 year, 2 years etc.
         Refer to 606-10-50-13(b)
14. PA Consulting Business Combination, page F-47

3.       We note your disclosure related to the changes in the Company's redeemable
         noncontrolling interests during the fiscal year ended September 30, 2022. Based on the disclosure in your table, it appears that the Company repurchased $53.8 million in redeemable noncontrolling interests and issued $54.9 million in redeemable noncontrolling interests during the year ended September 30, 2022. However, we note that in the paragraph preceding such table, you disclose that the Company repurchased $46.1 million in cash and issued certain shares of redeemable noncontrolling interests for $49.7 million with the difference between the cash purchase prices and the recorded book values
         of these repurchased and issued interests recorded in the Company   s
consolidated retained
         earnings. Finally, we note that per your disclosure in your consolidated statement of stockholder's equity on page F-6, the Company recognized $2.6 million related to the repurchase and issuance of redeemable noncontrolling interests. As such, please provide us with an understanding of the differences impacting each of your disclosures.
17. Restructuring and Other Charges, page F-54

4. Please also expand your disclosures here or within MD&A to disclose the expected effects on future earnings and cash flows resulting from each of your restructuring plans along with the initial period in which those effects are expected to be realized. In that regard, quantify the impact the restructuring activities had on your operating income (i.e., the amount by which expenses decreased) and cash flows, including whether the actual results
         were in line with management   s expectations when the restructuring
activities were
         initiated. If the anticipated savings were not achieved as expected or are achieved in periods other than as expected, please disclose as such, the reasons for the differences and the likely effects on future operating results and liquidity. Please refer to SAB Topic 5:P.4 for guidance
Form 8-K filed on February 7, 2023
 Kevin Berryman
JACOBS SOLUTIONS INC.
April 26, 2023
Page 3

Non-GAAP Financial Measures and Operating Metrics, page 12

5. We note your disclosure that net revenue is calculated excluding pass through revenue of your People & Places and Divergent Solutions segments. Please tell us how you determined it was appropriate to use a title for your non-GAAP financial measure that appears to be the same as, or confusingly similar to, a title used for a GAAP financial measure. Refer to Non-GAAP Financial Measures C&DI 100.05 . Clarify within your response if the adjustment to exclude pass through revenue includes a mark up of pass through costs.
Reconciliation of Income Tax Expense from Continuing Operations to Adjusted Income Tax
Expense from Continuing Operations, page 14

6.       We note your presentation of your Non GAAP measure Adjusted Income Tax
Expense
         from Continuing Operations includes an adjustment for Other income tax adjustments which are defined as certain income tax adjustments for the purposes of presenting the
         Company   s expected annual non-GAAP effective tax rate to facilitate a more meaningful
         evaluation of the Company   s current operating performance and
comparisons to the
         Company   s operating performance in other periods. In order to better understand
         the adjustment, please better describe the nature of such adjustment, how you calculated the adjustment and the reason such adjustment is useful to investors. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ameen Hamady at 202-551-3891 or in his absence, Shannon Menjivar at 202-551-3856 if you have any questions.



FirstName LastNameKevin Berryman                             Sincerely,
Comapany NameJACOBS SOLUTIONS INC.
                                                             Division of
Corporation Finance
April 26, 2023 Page 3                                        Office of Real
Estate & Construction
FirstName LastName